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04012123

82- SUBMISSIONS FACING SHEET

Follow-Up

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Challenger Minerals

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 31666 FISCAL YEAR 8-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/15/04

82 5002
AR/S
8-31-03

CHALLENGER MINERALS LTD.
(the "Company")

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the "Notice")

NOTICE is hereby given that the Special and Annual General Meeting of the Shareholders (the "Meeting") of CHALLENGER MINERALS LTD. (the "Company") will be held at Suite 100 - 1009 Expo Boulevard, Vancouver, British Columbia, on Tuesday, January 13, 2004, at the hour of 10:00 o'clock in the morning (Pacific Standard Time) for the following purposes:

1. To receive the audited Financial Statements of the Company for the years ended August 31, 2002 and 2003, and the Auditors' Report thereon;
2. To approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company held January 11, 2002;
3. To approve a motion to appoint Rutherford and Company, Chartered Accountants, as auditors of the Company for the ensuing year;
4. To authorize the directors to fix the Auditors' remuneration;
5. To set the number of directors for the ensuing year at three (3);
6. To approve a motion giving the directors authority to appoint, at the discretion of the directors, up to two (2) additional directors for the ensuing year;
7. To elect directors for the ensuing year (for nominees, refer to attached *Proxy*);
8. To authorize and approve incentive stock options in the form of and implementation of a Stock Option Plan (the "SOP") for the Company and to approve the aggregate number of common shares issuable pursuant to the SOP to be a maximum of 10% of the issued and outstanding share capital of the Company at the date of grant, as described in the attached Information Circular;
9. To approve transactions such as private placement financings or debt settlements which may involve the issuance of shares by the Company in excess of 20% of its issued capital, and the resultant possible effective changes in control of the Company in consequence thereof;
10. To consider and, if thought fit, approve a Special Resolution to consolidate the Company's authorized capital on the basis of up to 1-new common share for 4-old common shares, or on the basis of up to 1-new common share for 3-old common shares, by the unanimous consent of the directors;
11. Following a consolidation of the Company's authorized capital, to 1) consider and, if thought fit, approve a Special Resolution that the Memorandum of the Company be altered to increase the authorized capital of the Company to 100,000,000 common shares without par value, and that paragraph 2 of the Memorandum be altered to read as follows: "2. The authorized capital of the Company consists of One Hundred Million (100,000,000) common shares without par value," and 2) authorize the directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders;
12. Following a consolidation and an increase in the authorized capital of the Company, to 1) consider and, if thought fit, approve a Special Resolution to change the Company's name at the directors' discretion to such other name as may be acceptable to the directors of the Company, the Registrar of Companies for the Province of British Columbia and the Securities Regulatory Authorities, and that paragraph 1 of the Memorandum be altered accordingly; and 2) authorize the directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders;
13. To transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice is an Information Circular, an Instrument of Proxy and a Supplementary Mailing List request form.

If you are unable to attend the Meeting in person, please refer to the instructions for completing the Instrument of Proxy on the back of the Instrument of Proxy, complete and return the Proxy to the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Statutory holidays) before the time set for the Meeting.

DATED at Vancouver, British Columbia, this 12th day of December 2003.

BY ORDER OF THE BOARD OF DIRECTORS,

CHALLENGER MINERALS LTD.

Robert T. Paterson
Secretary/Director

04 JAN -2 AM 7:21

CHALLENGER MINERALS LTD.

(the "Company")

INFORMATION CIRCULAR

as at December 12, 2003

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF CHALLENGER MINERALS LTD. ("Management") for use at the Special and Annual General Meeting of the shareholders of the Company (the "Meeting") to be held on Tuesday, January 13, 2004, and any adjournment thereof, for the purposes set forth in the attached Notice. Except where otherwise indicated, the information contained herein is stated as of December 12, 2003.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying Instrument of Proxy were designated by Management ("Management Proxyholder"). **A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.** A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, Tenth Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing that is (a) executed by the shareholder or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the corporation; and (b) delivered either to the registered office of the Company at Suite 1200, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8, at any time up to an including the last business day preceding the day of the Meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the Meeting on the day of the Meeting or any adjournment of it, or in any other manner provided by law.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. **In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy; an Alternate Proxyholder has the discretion to vote the shares as he or she chooses.**

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other such matters, which may properly come before the Meeting. At present, Management knows of no such amendments or variations.

Non-Registered Holders

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchase the Shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. On December 12, 2003, there were 11,924,027 common shares issued and outstanding, each share carrying the right to one vote. Only shareholders of record at the Close of Business on December 9, 2003, will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following person beneficially owns, directly and indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, which has the right to vote in all circumstances.

Name	Number of Shares Held	Percentage of Outstanding Shares
Gary F. Oakley, President, C.E.O. and Director	3,679,559 (directly & indirectly)	30.8%

FINANCIAL STATEMENTS

The audited financial statements of the Company for the years ending August 31, 2002, and 2003, together with the auditor's report thereon (the "Financial Statements") will be presented to shareholders at the Meeting. The Financial Statements are being mailed to shareholders of record with this Information Circular. Copies of the Financial Statements, notice of meeting, information circular and instrument of proxy will also be available from the Company's registrar and transfer agent, or the Company's registered office prior to the meeting.

APPOINTMENT OF AUDITOR

It is intended to vote in the enclosed Instrument of Proxy to appoint Rutherford and Company, Chartered Accountants, at 9511 Bates Road, Richmond, B.C., V7A 1E3, as Auditors for the Company to hold office until the next Annual General Meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration. Rutherford and Company were appointed Auditors of the Company on November 14, 2003, upon the resignation of J.A. Minni & Associates Inc., the previous auditors of the Company. A reporting package with respect to the change of auditor is attached to this Information Circular as required by National Policy 31, Section 4.2, of the *British Columbia Securities Act*.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at three (3) and to nominate the persons listed in the table below for election as directors. Each director will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees, their positions and offices in the Company, principal occupations, the period of time that they have been Directors of the Company, and the number of shares of the Company which each beneficially owns or over which control or direction is exercised. Two of the nominees for directorship are residents of Canada as well as residents in British Columbia.

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Gary F. Oakley* President, C.E.O. and Director	October 17, 1990	2,556,924** direct 1,122,635** indirect	Financier; President & Director of International Financial Management Ltd.
Robert T. Paterson Secretary and Director	July 11, 2003	2,500**	President and Director of Snowfield Development Corp.
Marvin A. Mitchell, P.Eng. Nominee	N/A	Nil**	Engineer; Director of Snowfield Development Corp.

*Member of the Audit Committee

**The information as to shareholdings has been furnished by the respective nominees.

The Company received no further nominations for directors pursuant to Section 111 of the *Company Act* and as set out in the Advance Notice of the Meeting, which was published in The Vancouver Sun newspaper on November 18, 2003, and submitted to the British Columbia Securities Commission ("BCSC") and the TSX.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this section:

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the Board where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation rights plans.

The following table is a summary of the compensation paid to Gary F. Oakley, chief executive officer of the Company, during the three most recently completed financial years, for services rendered to the Company or, if applicable, a subsidiary of the Company.

Name and Principal Position	Annual Compensation				Long Term Compensation			
	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation	Awards	Payouts		
					Securities Under Options/ SAR'S Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Gary F. Oakley President	2003	30,000*	Nil	Nil	Nil	Nil	Nil	30,000**
Gary F. Oakley President	2002	30,000*	Nil	Nil	Nil	Nil	Nil	30,000**
Gary F. Oakley President	2001	30,000*	Nil	Nil	250000	Nil	Nil	30,000**

* Management fees paid or accrued to Gary F. Oakley

** Monies accrued to Gary F. Oakley for office rent and administration

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no options granted during the financial years ended August 31, 2002, and 2003.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION SAR VALUES

There were no options exercised during the financial years ended August 31, 2002, and 2003.

COMPENSATION OF DIRECTORS

The Company has not paid any compensation to the directors for their services during the most recently completed financial year and has no standard agreement to compensate them for such services other than the granting of Stock Options.

Since the commencement of the Company's last completed financial year the following options to purchase common shares of the Company were granted to or exercised by directors.

OPTIONS GRANTED

There were no options granted since the commencement of the Company's last completed financial year.

OPTIONS EXERCISED

There were no options exercised since the commencement of the Company's last completed financial year.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than directors or executive officers of the Company.

There is no arrangement either for compensation with respect to termination of employment of executive officers or in the event of a change in responsibilities following a change in control of the Company.

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, senior officers of the Company or any subsidiary thereof, nominees for election as a director, or any associate or affiliate of the above, have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

No insider of the Company, senior officer, nominee for election as a director, or associate or affiliate of them, has or had any material beneficial interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which has or will materially affect the Company, other than as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Stock Option Plan

The current policies of the TSX require all listed companies to establish an incentive stock option plan (the "SOP") and to have the SOP presented to shareholders at the Meeting. In accordance with this policy, a copy of the SOP intended for use by the Company will be made available for inspection at the Meeting. The SOP is necessary for the granting of future incentive stock options to directors, officers, employees and consultants of the Company or any affiliate thereof to attract, retain and motivate those persons by providing them with the opportunity to acquire an increased proprietary interest in the Company. Management considers it desirable and in the best interests of the Company to establish the SOP and recommends that the shareholders approve the SOP. The Insiders to whom common shares may be issued under the SOP and their associates must abstain from voting on the SOP.

In addition, shareholders will be requested to approve that, **until otherwise approved by shareholders and accepted by the TSX**, the number of shares issuable pursuant to the SOP shall be a maximum of 10% of the issued and outstanding share capital of the Company at the date of grant.

The TSX Policies provide that if an SOP, together with any other share compensation arrangements, could result, at any time, in:

(a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued shares at the time of grant; or

(b) if the Company becomes listed on Tier 1 of the TSX, the issuance to any one individual and such individual's associates, within a one-year period, of a number of shares exceeding 5% of the issued shares; or

(c) the reduction of the exercise price of options granted to insiders,

then the SOP must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting, that is, votes cast at a meeting other than votes attached to securities beneficially owned by insiders of the Company to whom shares may be issued under the SOP and any associates of such insiders. The approval of disinterested shareholders is requested in order to provide Management with the flexibility to grant incentive stock options without any restrictions with respect to issuances to insiders or their associates other than as prescribed by the TSX.

Accordingly, shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be substantially the form as follows:

"BE IT RESOLVED THAT,

1) The form of Stock Option Plan of the Company (the "SOP"), as submitted to the Meeting of the shareholders this 13th day of January 2004, be ratified, confirmed and is hereby approved and that the directors of the Company be authorized to establish the SOP and administer the SOP in accordance with its terms and conditions;

2) The Company be authorized to grant stock options for up to 10% of the common shares of the Company issued and outstanding from time to time pursuant and subject to the terms and conditions of the SOP, unless otherwise approved by shareholders;

3) The previous existing stock options granted to directors and employees over the past year(s) be ratified, confirmed and approved; all existing stock options becoming subject in the provisions of the SOP upon adoption by the Company;

4) The directors be authorized on behalf of the Company to make any amendments to the SOP as may be required by regulatory authorities, without further approval of the shareholders of the Company, in order to ensure adoption of the SOP; and

5) Any one director of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his/her opinion may be necessary to give effect to this resolution."

Pursuant to the TSX's Policies, a listed company must obtain the approval of both the TSX and a majority of its shareholders to the adoption of any stock option plan.

2. Advance Shareholder Approval for Issuance of shares In Excess of 20% of Issued Capital

The only source of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs, the Company from time to time investigates opportunities to raise financing on advantageous terms by arranging private placement subscriptions for shares or for securities convertible into shares. The Company may also issue shares for acquisitions, for rights offerings or exchange offering prospectus financings or for debt settlements. The Company may undertake one or more financings over the next year and expects that some may be structured as private placements. Under the policies of the TSX, shareholder approval by ordinary resolution at an Annual General Meeting is required if:

(a) the number of private placement shares (including warrants granted as part of such placement) and certain acquisition shares to be issued to one placee, or to a group of placees who intend to vote their equity shares as a group, is equal to greater than 20% of the number of the Company's equity shares outstanding:

(i) after giving effect to the issuance of the private placement shares (including warrants granted as part of such placement); or

(ii) in the case of convertible securities, after including the equity shares which would be issued on conversion; or

(b) the issuance of the private placement shares, acquisition shares or equity shares upon conversion may result in, or is part of a transaction involving a change in the effective control of the Company or the creation of a control block and as are acceptable with the appropriate regulatory authorities.

(the "TSX Policy")

The application of the TSX Policy may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities. In particular, Management considers it to be in the best interest of the Company to solicit private placement funds for working capital and to finance operations.

Currently, the Company has issued and outstanding share capital of 11,924,027 common shares.

Management proposes that the maximum number of shares which either would be issued, or made subject to issuance, under one or more private placements or acquisitions in the twelve-month period following approval of this resolution would not exceed 11,924,027 common shares or 100% of the current fully diluted outstanding common shares of the Company. Such private placements may, or may not, include directors or officers of the Company, and may materially affect control of the Company.

Any private placement undertaken by the Company in reliance upon the advance approval being sought at the Meeting will be subject to, and completed in accordance with, the policies of the TSX.

The private placements and acquisitions will only be negotiated if Management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placee's who may or may not deal at arm's length with the Company; however, the subscription price will comply with the policies of the TSX.

The following sets out the policy of the TSX on pricing of private placements:

In a private placement sale of equity shares, the purchase price shall not be less than the "Market Price" for those shares. The TSX defines "Market Price" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the TSX receives the news release or notice letter from the company's authorized agent.(which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to an applicable hold period imposed under the *British Columbia Securities Regulations*, which securities are required to be legended since the Company is a TSX Issuer, less the following discounts from the closing price:

Closing Price	**Discount**
Up to $0.50	25%
$0.51 to $2.00	20%
above $2.00	15%

The TSX defines "Agreement Day" is the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement.

In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement financing transactions or acquisitions with persons who do not deal at arm's length to the Company, the Company may be required to seek shareholder approval for such transactions in any event.

In anticipation that the Company may wish to enter into one or more private placements over the next twelve months that may result in it issuing and/or making issuable such number of its common shares which would exceed the TSX Policy, the Company requests its shareholders to pass an ordinary Resolution as described above.

The directors believe that the passing of this Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the Resolution. In the event that the Resolution is not passed, the TSX will not approve any private placement that exceeds the TSX Policy, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

Unless authority to do so is withheld, the persons named in the form of Proxy accompanying the Notice of Meeting intend to vote for approval of this Resolution. In order to be effective, this Resolution must be approved by a majority of the votes cast in respect thereof.

3. Share Consolidation, Increase in the Authorized Capital of the Company and Name Change following a Consolidation

Shareholders will be asked to pass the following special resolutions in contemplation of a consolidation of share capital, an increase in capital and a change of name of the Company. The directors will be provided under each resolution with the discretion not to proceed with a given resolution based upon the policies of the TSX, advice from the Company's advisors and the best interests of the Company:

(a) To 1) consider and, if thought fit, approve a special resolution to consolidate all of the 100,000,000 common shares without par value in the authorized capital of the Company 33,333,333.3 common shares without par value, of which 11,924,027 issued and outstanding common shares shall be consolidated into 3,974,675.6 common shares without par value, every three (3) of such shares before consolidation being consolidated into one (1) share; and 2) authorize the directors of the Company to revoke this resolution (if passed by the members of the Company) before it is acted on without further approval of the shareholders.

(b) Following the consolidation of the Company's authorized capital in Item 3(a) above, to 1) consider and, if thought fit, approve a special resolution that the Memorandum of the Company be altered to increase the authorized capital of the Company from 33,333,333.3 common shares without par value to 100,000,000 common shares without par value, and that paragraph 2 of the Memorandum be altered to read as follows: "2. The authorized capital of the Company consists of One Hundred Million (100,000,000) common shares without par value."; and 2) authorize the directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

(c) To 1) consider and, if thought fit, approve a special resolution to consolidate all of the 100,000,000 common shares without par value in the authorized capital of the Company into 25,000,000 common shares without par value, of which 11,924,027 issued and outstanding common shares shall be consolidated into 2,981,006.7 common shares without par value, every four (4) of such shares before consolidation being consolidated into one (1) share; and 2) authorize the directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

(d) Following the consolidation of the Company's authorized capital in Item 3(c) above, to 1) consider and, if thought fit, approve a special resolution that the Memorandum of the Company be altered to increase the authorized capital of the Company from 25,000,000 common shares without par value to 100,000,000 common shares without par value, and that paragraph 2 of the Memorandum be altered to read as follows: "2. The authorized capital of the Company consists of One Hundred Million (100,000,000) common shares without par value."; and 2) authorize the directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

(e) Following a consolidation and an increase in the authorized capital of the Company, to 1) consider and, if thought fit, approve a special resolution to change the Company's name at the directors' discretion to such other name as may be acceptable to the directors of the Company, the Registrar of Companies for the Province of British Columbia and the Securities Regulatory Authorities, and that paragraph 1 of the Memorandum be altered accordingly; and 2) authorize the directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

4. Other Business

To approve such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to Management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

DATED at Vancouver, British Columbia, this 12th day of December 2003.

BY ORDER OF THE BOARD OF DIRECTORS,

CHALLENGER MINERALS LTD.

Secretary/Director

CHALLENGER MINERALS LTD.

100-1009 Expo Boulevard, Vancouver, B.C. V6Z 2V9
Telephone: 604-681-5720 • Facsimile: 604-681-6937

REPORTING PACKAGE
PURSUANT TO NATIONAL POLICY NO. 31 OF THE *BRITISH COLUMBIA SECURITIES ACT*
- CHANGE OF AUDITOR OF A REPORTING ISSUER

December 10, 2003

BY SEDAR

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Attn: Statutory Filings

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta
T2P 3C4
Attn: Statutory Filings

And

TSX Venture Exchange
Ste. 2700, Box 11633
650 West Georgia Street
Vancouver, BC V6B 4N9
Continuous Disclosure

Dear Sirs and Mesdames:

Re: Challenger Minerals Ltd. (the "Company")
- Change of Auditor

Pursuant to National Policy No. 31, the Company gives notice of a change of auditors as follows:

1. On November 13, 2003, at the request of the Company, J.A. Minni & Associates Inc. had tendered its resignation as auditors of the Company. On November 14, 2003, the Board of Directors of the Company appointed Rutherford & Company as the new auditors of the Company to fill the vacancy created by the resignation.
2. The Company delivered a Notice of Change of Auditor dated November 17, 2003, (the "Notice") to J.A. Minni & Associates Inc. and Rutherford & Company. Such notice is attached hereto.
3. J.A. Minni & Associates Inc.'s letter dated December 5, 2003, states their agreement with the information contained in the notice. Such letter is attached hereto.
4. Rutherford & Company's letter dated November 17, 2003, states their agreement with the information contained in the notice. Such letter is attached hereto.
5. Both the Audit Committee and the Board of Directors of the Company have considered, reviewed and approved the proposal to change the auditors and the Notice and letters from the former and successor auditors (known as the "Reporting Package") prior to the Reporting Package being distributed to the Company's shareholders in conjunction with the Information Circular to be prepared for the first meeting of the shareholders held subsequent to the change of auditor, which meeting is scheduled to be held on Tuesday, January 13, 2004, as an Annual General & Special Meeting.

Yours truly,

Diane M. Cseh
Administration Assistant

c15/My Documents/Challenger/Audit/Notice of Change of Auditor confirmation ltr.doc

NOTICE OF CHANGE OF AUDITOR

TO: **British Columbia Securities Commission**
Alberta Securities Commission
The Canadian Venture Exchange Inc.

cc. J. A. Minni & Associates Inc.
cc. Rutherford & Company

IN THE MATTER OF National Policy No. 31 AND IN THE MATTER OF a change in auditors.

Challenger Minerals Ltd. (the "Company") gives notice of a change of auditors, pursuant to National Policy 31, as follows:

1. J. A. Minni & Associates Inc., Certified General Accountant, of Suite 1104, 750 West Pender Street, Vancouver, B.C., V6C 2T8, the auditor of the Company, was asked by management of the Company to resign on November 13, 2003.

2. There have been no reportable disagreements between J. A. Minni & Associates Inc. and the Company that:

   (a) occurred in connection with the audits conducted since incorporation of the Company up to the date of this Notice;
   (b) occurred at the decision-making level, i.e., represented disagreements between personnel of the Company responsible for presentation of its financial statements and J. A. Minni & Associates Inc;
   (c) relate to any matter of audit scope or procedure, or any matter in a report of J. A. Minni & Associates Inc. on the audited financial statements; or
   (d) caused or would have caused J. A. Minni & Associates Inc. to refer to the matter in their report on the audited financial statements.

3. There has been no adverse or qualified opinion or denial of opinion contained in reports of J. A. Minni & Associates Inc. on the financial statements reported on from the date of incorporation to the date of this Notice.

4. There have been no unresolved issues, in the opinion of J. A. Minni & Associates Inc., that materially impact the financial statements or audit reports in circumstances where J. A. Minni & Associates Inc. have advised the Company about a matter, that occurred in connection with the audits conducted since incorporation of the Company; and

   (a) J. A. Minni & Associates Inc. have not been able to fully explore the matter and reach a conclusion as to its implications prior to their termination as auditors;
   (b) the matter was not resolved to J. A. Minni & Associates Inc.'s satisfaction prior to their termination as auditors; or
   (c) J. A. Minni & Associates Inc. are no longer willing to be associated with the financial statements prepared by management of the Company.

5. There have been no consultations between the Company and J. A. Minni & Associates Inc. that occurred in connection with the audits conducted since incorporation regarding:

   (a) the application of accounting principles to a specified transaction (either proposed or completed);
   (b) the type of audit opinion that might be rendered on the reporting issuer's financial statements; or
   (c) a disagreement referred to in paragraph 3 above, and a written report or seriously considered oral advice was provided by J. A. Minni & Associates Inc. to the Company.

6. The Company has appointed Rutherford & Company, Chartered Accountants, of 9511 Bates Road, Richmond, B.C., V7A 1E3, effective as of November 14, 2003.

7. The Board of Directors and the Audit Committee of the Company considered and approved the resolution to change the auditor and this Notice.

DATED this 17th day of November 2003.

BY ORDER OF THE BOARD OF DIRECTORS
CHALLENGER MINERALS LTD.

Robert T. Paterson
Secretary/Director

J. A. MINNI & ASSOCIATES INC
CERTIFIED GENERAL ACCOUNTANT

Jerry A. Minni, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

SUITE 1104-750 WEST PENDER STREETS
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

TELEPHONE: (604)683-0343
FAX: (604)683-4499

December 5, 2003

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
200-701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attn: Statutory Filings

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta
T2P 3C4
Attn: Statutory Filings

And

TSX Venture Exchange
Ste 2700 Box 11633
650 West Georgia Street
Vancouver, B.C. V6B 4N9
Continuous Disclosures

Dear Sirs:

RE: CHALLENGER MINERALS LTD (The "Company") – NOTICE OF CHANGE OF AUDITOR

As the former auditor of the Company and pursuant to National Policy No. 31 of the Canadian Securities Administrators, we have reviewed the Notice of Change of Auditor dated November 17, 2003 (the "Notice") for the Company and, based on our knowledge of the information at the time, we agree with the following information contained in the Notice:

> The reason for the change of auditor is that the auditor resigned on November 13, 2003, at their request of the Company.
>
> There were no reservations in the former auditor's report for the audit of the Company's completed fiscal year ending August 31, 2001.
>
> The resignation of the former auditor has been considered and the appointment of the successor auditor has been approved by the Company's Board of Directors.
>
> There were no reportable events between J.A. Minni & Associates inc., Certified General Accountant.
>
> We understand that the Notice, this letter and a letter from the successor auditor will be disclosed in the Informational Circular to be mailed to all shareholders of the Company for the Company's next Annual General and Special Meeting at which time action is to be taken concerning the Change of Auditor.

Yours truly,

J.A. MINNI AND ASSOCIATES INC.
Certified General Account

Cc. Rutherford & Company – Attention: Bruce E. Rutherford, C.A.
Cc. Challenger Minerals Ltd – Attention: Robert T. Patterson

BRUCE E. RUTHERFORD, C.A.

RUTHERFORD & COMPANY
Chartered Accountants

9511 BATES ROAD, RICHMOND, B.C. V7A 1E3
TEL: (604) 272-5454 FAX: (604) 272-5874

November 17, 2003

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Attn: Statutory Filings

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta
T2P 3C4
Attn: Statutory Filings

And

TSX Venture Exchange
Ste. 2700, Box 11633
650 West Georgia Street
Vancouver, BC V6B 4N9
Continuous Disclosure

Dear Sirs and Mesdames:

Re: Challenger Minerals Ltd. (the "Company") – Notice of Change of Auditor

Please be advised that we have been asked to accept the appointment as the auditor for the Company effective as of November 14, 2003.

We have reviewed the Company's Notice of Change of Auditor and advise that, based on our knowledge of the information at this time, we agree with the information contained therein.

Yours truly,

Rutherford & Company

Rutherford & Company
Chartered Accountants

cc. J.A. Minni & Associates Inc. – Attention: Jerry A. Minni, C.G.A.
cc. Challenger Minerals Ltd. – Attention: Robert T. Paterson

FORM 51-901F

4TH QUARTER REPORT

Incorporated as part of: **__X__ Schedule A**

______ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Challenger Minerals Ltd.
ISSUER'S ADDRESS	Suite #100 – 1009 Expo Boulevard Vancouver, British Columbia V6Z 2V9
ISSUER FAX NUMBER	(604) 681-7420
ISSUER TELEPHONE NUMBER	(604) 681-5720
CONTACT NAME	Mr. Robert T. Paterson
CONTACT'S POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-5720
CONTACT E-MAIL ADDRESS	paterson@snowfield.com
FOR QUARTER ENDED	August 31, 2003
DATE OF REPORT	December 17, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS ANNUAL FINANCIAL STATEMENTS ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS ANNUAL FINANCIAL STATEMENTS WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gary Oakley	*"Gary Oakley"* 03/12/17
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
Robert T. Paterson	*"Robert T. Paterson"* 03/12/17
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

CHALLENGER MINERALS LTD.

FINANCIAL STATEMENTS

AUGUST 2003 AND 2002

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

BRUCE E. RUTHERFORD, C.A.

RUTHERFORD & COMPANY
Chartered Accountants

9511 BATES ROAD, RICHMOND, B.C. V7A 1E3
TEL: (604) 272-5454 FAX: (604) 272-5874

AUDITORS' REPORT

To: The Shareholders of Challenger Minerals Ltd..

We have audited the Balance Sheets of Challenger Minerals Ltd. as at August 31, 2003 and 2002 and the Statements of Loss and Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Rutherford & Company

Vancouver, B. C, Canada
August 17, 2003

Chartered Accountants

CHALLENGER MINERALS LTD.
Balance Sheets
August 31, 2003 and 2002

		2003		2002
ASSETS				
CURRENT				
Cash	$	132	$	618
Accounts receivable		309		621
		441		1,239
CAPITAL ASSETS (Note 4)		-		1,591
RESOURCE PROPERTIES (Note 5)				
Resource property interests		-		1
Deferred exploration expenses		-		1
		-		1,593
	$	441	$	4,423
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	16,308	$	30,480
Amounts due to related parties (Note 6)		526,473		417,805
		542,781		448,285
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 7)		2,687,839		2,687,839
DEFICIT		(3,230,179)		(3,133,292)
		(542,340)		(445,453)
	$	441	$	2,832

Related Party Transactions (Note 6)

APPROVED ON BEHALF OF THE BOARDS OF DIRECTORS:

"Gary Oakley" Director   *"Robert T. Paterson"* Director

The accompanying notes are an integral part of these financial statements

Challenger Minerals Ltd.
Statements of Loss and Deficit
Years Ended August 31, 2003 and 2002

	2003	2002
EXPENSES		
Accounting, audit and legal	$ 1,700	$ 8,860
Amortization	1,590	563
Filing and transfer agent fees	4,526	9,271
Management fees	30,000	30,000
Office, rent and administration	32,868	34,272
Travel and promotion	-	10,996
	70,684	93,962
Interest, service charges and exchange	43,895	43,960
Resource property interests written off	1	-
Deferred exploration expenses recovered	(17,693)	(8,737)
NET LOSS FOR THE YEAR	(96,887)	(129,185)
DEFICIT, BEGINNING OF YEAR	(3,133,292)	(3,004,107)
DEFICIT, END OF YEAR	$ (3,230,179)	$ (3,133,292)
LOSS PER SHARE	$ (0.008)	$ (0.012)
Weighted average number of shares outstanding	11,924,027	11,083,273

The accompanying notes are an integral part of these financial statements

Challenger Minerals Ltd.
Statements of Cash Flows
Years Ended August 31, 2003 and 2002

		2003		2002
OPERATING ACTIVITIES				
Net loss for the year	$	(96,887)	$	(129,185)
Add items not involving cash:				
Amortization		1,591		563
Resource property interests and deferred exploratoin expenses recovered		(17,692)		(8,737)
		(112,988)		(137,359)
Net changes in non-cash working capital items relating to operations:				
Accounts receivable		312		(579)
Accounts payable and accrued liabilities		(14,172)		(46,352)
		(13,860)		(46,931)
		(126,848)		(184,290)
FINANCING ACTIVITIES				
Amounts due to related parties		108,668		174,951
		108,668		174,951
INVESTING ACTIVITIES				
Deferred exploration expenses recovered		17,694		8,737
		17,694		8,737
NET CASH OUTFLOW		(486)		(602)
CASH, BEGINNING OF YEAR		618		1,220
CASH, END OF YEAR	$	132	$	618
Supplemental Cash Flow Information:				
Interest paid or accrued	$	48,070	$	43,840
Non-cash operating, financing, and investing activities				
Issue of share capital in settlement of accounts payable	$	-	$	51,095
Issue of share capital in settlement of amounts due to related parties		-		262,043
	$	-	$	313,138

The accompanying notes are an integral part of these financial statements

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is a listed entity on the TSX Venture Exchange but became subject to a "cease trade order" issued by the British Columbia Securities Commission on January 28, 2003. The Company is an exploration or development stage corporation which has been primarily engaged in the acquisition, exploration and development of resource properties.

The financial statements have been prepared on the basis of accounting principles applicable to a "going concern," which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $542,340 at August 31, 2003 and accumulated losses of $3,230,179. The ability of the Company to continue as a going concern is dependent upon the continued support from related parties, the discovery of economically recoverable reserves, the ability of the Company to raise equity financing to complete exploration and development activities, and upon future profitable operations or proceeds from disposition of resource properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the assumption that the Company is a going concern.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the following significant accounting policies:

a) Exploration Expenses

Exploration expenses relating to resource properties are deferred until the properties are brought into production, at which time such costs would be amortized on a unit of production basis, or until the properties are abandoned or sold, in which case the deferred expenses would immediately be charged to operations.

b) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

c) Loss per Share

Loss per share is calculated based upon the weighted average of common shares outstanding during the year.

d) Amortization

Capital assets are recorded at cost. Annual rates of amortization are as follows:

Computer equipment	-	30% on declining balance
Other equipment and furnishings	-	20% on declining balance

Capital assets acquired during a year are amortized at one-half of annual rates and a terminal loss is reflected in the accounts when such assets have been disposed of or abandoned.

e) Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties. The carrying value of these financial instruments approximates fair value.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with financial statement presentation adopted for the current year.

4. CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment	$ -	$ -	$ -	$ 929
Other equipment and furnishings	-	-	-	662
	$ -	$ -	$ -	$ 1,591

5. RESOURCE PROPERTIES

	2003	2002
Resource Property Interests		
- Tafogo Property	$ -	$ 1
Deferred Exploration Expenses		
- Tafogo Property	$ -	$ 1

Tafogo Property

Pursuant to a letter agreement dated May 16, 1994 with Incanore Resources Limited (the Licencee), the Company was granted a mineral exploration licence in Burkina Faso, West Africa, consisting of 469 sq. kilometers. Under the terms of the licence, the Company could earn a 100% interest in the property, subject to a 40% back-in option by the Licencee. The Company agreed to spend $500,000 on exploration of the property.

Pursuant to a letter agreement dated May 22, 1996, the Company acquired the 40% back-in option on the Tafogo Property. As consideration, the Company issued 100,000 common shares to the licencee. The property is subject to a carried 10% interest in any future mining development by the Government of Burkina Faso.

During the year ended August 31, 2001, the cost of this property and related deferred exploration expenses were written down to a nominal value of $1 each. During the current year, the Company relinquished all rights to the property and wrote off the residual nominal values relating thereto along with the accrued liability for permitting costs of $17,694.

6. AMOUNTS DUE TO RELATED PARTIES / RELATED PARTY TRANSACTIONS

Related parties are comprised of corporate directors and/or their relations and private corporations or other entities controlled by directors. The amounts due include loans and/or cash advances made to the Company, expenses incurred on behalf of the Company, unpaid management and administrative service fees and accrued interest as follows:

	2003	2002
Loans and cash advances	$ 79,500	$ 80,500
Corporate expenses	125,430	88,291
Management and administrative service fees	170,000	110,000
Accrued interest	151,543	90,974
	$ 526,473	$ 369,765

6. AMOUNTS DUE TO RELATED PARTIES / RELATED PARTY TRANSACTIONS (Cont'd)

All amounts due to related parties are unsecured and without specified terms of repayment. Interest is accrued on outstanding amounts generally at the rate of 10% per annum compounded monthly, with the exception of an amount of $34,355 (2002 - $30,230) which bears interest at the rate of 18% per annum and an amount of $52,546 (2002 - $48,040) which bears interest at the rate of 9% per annum, both of which are also compounded monthly.

During the year, the Company accrued $30,000 (2002 - $30,000) to a director for management services.

During the year, the Company accrued $30,000 (2002 - $30,000) to a director for office rent and administrative services.

During the year, the Company accrued $43,524 (2002 - $40,086) interest on loans and cash advances and other amounts due to directors, a related person and to corporations or other entities controlled by directors.

During the year, an accrual of $Nil (2002 - $10,996) was recorded in the accounts for travelling expenses incurred on behalf of the Company by a director.

During the year, the Company accrued $Nil (2001 - $5,085) for accounting and secretarial services provided to the Company by a corporation controlled by a director.

7. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, August 31, 2002 and 2003	11,924,027	$ 2,687,839

7. SHARE CAPITAL (Cont'd)

c) Shares Held in Escrow

As at August 31, 2003, 46,875 (2002 - 46,875) shares of the Company's capital stock are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

d) Stock Options

As at August 31, 2003, there were no directors' and employee stock options outstanding and all previously granted options had expired.

8. LOSSES CARRIED FORWARD

The Company has approximately $1,010,000 (2002 - $1,109,000) in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
2004	$ 217,000
2005	149,000
2006	117,000
2007	137,000
2008	155,000
2009	120,000
2010	115,000
	$ 1,010,000

In addition, the Company has Canadian exploration and development expenditures approximating $1,415,000 which are available to reduce future taxable income. No recognition has been given in the accounts to the potential future benefits that may arise on utilization of these tax losses and expenditures as the realization thereof is considered to be doubtful in nature..

FORM 51-901F

Quarterly Report

Incorporated as part of: ______Schedule A

__X__ **Schedules B & C**

(place an X in appropriate category)

ISSUER DETAILS:

Name of Issuer:	**Challenger Minerals Ltd.**
Issuer Address:	100 - 1009 Expo Boulevard Vancouver, B.C. V6Z 2V9
Contact Person:	Mr. Robert T. Paterson
Contact's Position:	Secretary/Director
Contact Telephone Number:	(604) 681-5720
For Quarter Ended:	August 31, 2003
Date of Report:	December 17, 2003

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
Gary F. Oakley	*"Gary F. Oakley"*	03/12/17
Robert T. Paterson	"Robert T. Paterson"	03/12/17

(Signatures for this form should be entered in typed form)

CHALLENGER MINERALS LTD.

FOURTH QUARTERLY REPORT FOR THE PERIOD

June 1 - August 31, 2003

SCHEDULE "B" - SUPPLEMENTARY INFORMATION

1. **Analysis of expenses and deferred costs for the current fiscal year to date:**

   a) See breakdown of expenses and deferred costs on the Company's audited Financial Statements dated August 31, 2003, attached hereto as Schedule "A".

   b) As detailed in the Company's audited Financial Statements for the period ending August 31, 2003, attached hereto as Schedule "A", during the current year to date, the Company accrued expenses totalling $112,991 (2002: $137,359) for management fees, administrative, accounting and audit, courier and postage expenses, costs, telephone service, travel expenses, and office space rent payable.

   Loans totalling $79,500 (2002: $80,500) are presently owing to either a Director of the Company or to private companies owned by that Director.

2. **Related party transactions for the current fiscal year to date:**

   a) The Company's related party transactions for the current fiscal year to date are detailed in the Company's audited Financial Statements for the periods ending August 31, 2003, attached hereto as Schedule "A".

3. **Summary of securities issued and options granted for the period under review:**

   (a) **Securities Issued:**

Date	Type of Security	Type of Issue	Number Issued	Price	Total Proceeds	Type of Consideration	Commission Paid

   No shares were issued during the fiscal year ending August 31, 2003.

   (b) **Options Granted:**

Date of Grant	Name	Number Granted	Exercise Price	Expiry Date

   No options were granted during the fiscal year ending August 31, 2003.

4. **Summary of securities as at the end of the reporting period:**

   a) Particulars of authorized capital and summary of shares issued and outstanding:

Class	Par Value	Authorized Capital	Shares/ Issued	Issued Amount	Escrow Shares
Common	NPV	100,000,000	11,924,027	$2,687,839	46,875

   b) Summary of options, warrants and convertible securities outstanding including number or amount, exercise or conversion price and expiry date:

Class	Warrants/Options Issued	Exercise/Conversion Price	Expiry Dates

   No options, warrants or convertible securities were outstanding as of August 31, 2003.

5. **List of directors & Officers at date report is signed:**

   a) Gary F. Oakley, President and Director, John D. Harvey, Director, Guay Keow Lee, Director, Robert T. Paterson, Secretary and Director.

CHALLENGER MINERALS LTD.

FOURTH QUARTERLY REPORT FOR THE PERIOD

June 1 - August 31, 2003

SCHEDULE "C" - MANAGEMENT DISCUSSION

1. DESCRIPTION OF BUSINESS

The Company is an exploration stage company engaged principally in the acquisition, exploration and development of its mineral properties. The Company did not undertake any exploration work on mineral properties during the fiscal year ending August 31, 2003.

On January 28, 2003, the British Columbia Securities Commission issued a Cease Trade Order against trading in the Company's securities. Concurrently, the TSX Venture Exchange suspended trading of the Company's common shares on the Exchange.

2. USE OF PROCEEDS

During the current year-to-date, there has been no material variance in the intended "use of proceeds" as previously disclosed in any previously disseminated offering documents or documents compared to the Company's actual expenditures relative to the total funds actually raised.

3. RELATED PARTY TRANSACTIONS

The Company's Related Party Transactions for the period ending August 31, 2003, are detailed in the Company's audited Financial Statements dated August 31, 2003, attached hereto as Schedule "A".

4. INVESTOR RELATIONS ACTIVITIES

During the period ending August 31, 2003, the Company did not have any expenses for investor relations.

5. SIGNIFICANT EVENTS & TRANSACTIONS

Acquisitions & Dispositions

a) The Company did not make any significant acquisitions during the year ending August 31, 2003.

Exploration Activities

The Company did not incur any exploration expenditures during the year ending August 31, 2003.

Working Capital

During the fiscal year ended August 31, 2003, the Company did not undertake any financing activities. Operating expenses during the year ending August 31, 2003 were comprised of amounts advanced by directors of the Company and/or amounts accrued thereto.

Material Expenditures

The Company's audited Financial Statements dated August 31, 2003, and attached hereto as Schedule "A" provide a breakdown by major category for expenditures incurred during the period ending August 31, 2003. Other than those expenditures, there were no additional significant or material expenditure transactions during the year-to-date since August 31, 2002.

FORM 51-901F

4TH QUARTER REPORT

Incorporated as part of: **__X__ Schedule A**

______ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Challenger Minerals Ltd.
ISSUER'S ADDRESS	Suite #100 – 1009 Expo Boulevard Vancouver, British Columbia V6Z 2V9
ISSUER FAX NUMBER	(604) 681-7420
ISSUER TELEPHONE NUMBER	(604) 681-5720
CONTACT NAME	Mr. Robert T. Paterson
CONTACT'S POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-5720
CONTACT E-MAIL ADDRESS	paterson@snowfield.com
FOR QUARTER ENDED	August 31, 2002
DATE OF REPORT	December 17, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS ANNUAL FINANCIAL STATEMENTS ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS ANNUAL FINANCIAL STATEMENTS WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gary Oakley	*"Gary Oakley"* 03/12/17
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
Robert T. Paterson	*"Robert T. Paterson"* 03/12/17
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

CHALLENGER MINERALS LTD.

FINANCIAL STATEMENTS

AUGUST 2002 AND 2001

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

BRUCE E. RUTHERFORD, C.A.

RUTHERFORD & COMPANY
Chartered Accountants

9511 BATES ROAD, RICHMOND, B.C. V7A 1E3
TEL: (604) 272-5454 FAX: (604) 272-5874

AUDITORS' REPORT

To: The Shareholders of Challenger Minerals Ltd..

We have audited the Balance Sheet of Challenger Minerals Ltd. as at August 31, 2002 and the Statements of Loss and Deficit and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at August 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation in their issued report dated December 6, 2001.

Rutherford & Company

Vancouver, B. C, Canada
August 17, 2003

Chartered Accountants

CHALLENGER MINERALS LTD.
Balance Sheets
August 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT		
Cash	$ 618	$ 1,220
Accounts receivable	621	42
	1,239	1,262
CAPITAL ASSETS (Note 3)	1,591	2,154
RESOURCE PROPERTIES (Note 4)		
Resource property interests	1	1
Deferred exploration expenses	1	1
	2	2
	$ 2,832	$ 3,418
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 78,520	$ 127,927
Amounts due to related parties (Note 5)	369,765	504,897
	448,285	632,824
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	2,687,839	2,374,701
DEFICIT	(3,133,292)	(3,004,107)
	(445,453)	(629,406)
	$ 2,832	$ 3,418

Related Party Transactions (Note 5)

APPROVED ON BEHALF OF THE BOARDS OF DIRECTORS:

"Gary Oakley" Director *"Robert T. Paterson"* Director

The accompanying notes are an integral part of these financial statements

CHALLENGER MINERALS LTD.
Statements of Loss and Deficit
Years Ended August 31, 2002 and 2001

	2002	2001
EXPENSES		
Accounting, audit and legal	$ 8,860	$ 12,514
Amortization	563	775
Filing and transfer agent fees	9,271	11,037
Management fees	30,000	30,000
Office and administration	34,272	37,427
Travel and promotion	10,996	13,663
	93,962	105,416
Interest and service charges	43,960	49,377
Resource property interests written off	-	61,599
Deferred exploration expenses written off (recovered)	(8,737)	366,933
NET LOSS FOR THE YEAR	(129,185)	(583,325)
DEFICIT, BEGINNING OF YEAR	(3,004,107)	(2,420,782)
DEFICIT, END OF YEAR	$ (3,133,292)	$ (3,004,107)
LOSS PER SHARE	$ (0.012)	$ (0.066)
Weighted average number of shares outstanding	11,083,273	8,792,645

The accompanying notes are an integral part of these financial statements

CHALLENGER MINERALS LTD.

Statements of Cash Flows

Years Ended August 31, 2002 and 2001

	2002	2001
OPERATING ACTIVITIES		
Net loss for the year	$ (129,185)	$ (583,325)
Add items not involving cash:		
Amortization	563	775
Resource property interests and deferred exploration expenses written off (recovered)	(8,737)	428,532
	(137,359)	(154,018)
Net changes in non-cash working capital items relating to operations:		
Accounts receivable	(579)	208
Accounts payable and accrued liabilities	1,688	(19,831)
	1,109	(19,623)
	(136,250)	(173,641)
FINANCING ACTIVITIES		
Amounts due to related parties	126,911	174,211
	126,911	174,211
INVESTING ACTIVITIES		
Deferred explorartion expenses recovered, net	8,737	(83)
	8,737	(83)
NET CASH (OUTFLOW) INFLOW	(602)	487
CASH, BEGINNING OF YEAR	1,220	733
CASH, END OF YEAR	$ 618	$ 1,220

Supplemental Cash Flow Information:		
Interest paid or accrued	$ 43,840	$ 49,377
Non-cash operating, financing, and investing activities:		
Issue of share capital in settlement of accounts payable	$ 51,095	$ -
Issue of share capital in settlement of amounts due to related parties	262,043	-
	$ 313,138	$ -

The accompanying notes are an integral part of these financial statements

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is a listed entity on the TSX Venture Exchange but became subject to a "cease trade order" issued by the British Columbia Securities Commission on January 28, 2003. The Company is an exploration or development stage corporation which has been primarily engaged in the acquisition, exploration and development of resource properties.

The financial statements have been prepared on the basis of accounting principles applicable to a "going concern," which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $447,046 at August 31, 2002 and accumulated losses of $3,133,292. The ability of the Company to continue as a going concern is dependent upon the continued support from related parties, the discovery of economically recoverable reserves, the ability of the Company to raise equity financing to complete exploration and development activities, and upon future profitable operations or proceeds from disposition of resource properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the assumption that the Company is a going concern.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the following significant accounting policies:

a) <u>Exploration Expenses</u>

Exploration expenses relating to resource properties are deferred until the properties are brought into production, at which time such costs would be amortized on a unit of production basis, or until the properties are abandoned or sold, in which case the deferred expenses would immediately be charged to operations.

Even though the resource properties and related deferred exploration expenses have been written down to a nominal value of $1 each, they do not necessarily reflect present or future values as such are entirely dependent upon the economic recovery of mineral reserves.

b) <u>General and Administrative Expenses</u>

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

c) Loss per Share

Loss per share is calculated based upon the weighted average of common shares outstanding during the year.

d) Amortization

Capital assets are recorded at cost. Annual rates of amortization are as follows:

Computer equipment	-	30% on declining balance
Other equipment and furnishings	-	20% on declining balance

Capital assets acquired during a year are amortized at one-half of the annual rate.

e) Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities and amounts due to related parties. The carrying value of these financial instruments approximates fair value.

3. CAPITAL ASSETS

	2002			2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment	$ 13,814	$ 12,885	$ 929	$ 1,326
Other equipment and furnishings	3,685	3,023	662	828
	$ 17,499	$ 15,908	$ 1,591	$ 2,154

4.. RESOURCE PROPERTIES

	2002	2001
Resource Property Interests - Tafogo Property	$ 1	$ 1
Deferred Exploration Expenses - Tafogo Property	$ 1	$ 1

Tafogo Property

Pursuant to a letter agreement, dated May 16, 1994, with Incanore Resources Limited (the Licencee), the Company was granted a mineral exploration licence in Burkina Faso, West Africa, consisting of 469 sq. kilometers. Under the terms of the licence, the Company could earn a 100% interest in the property, subject to a 40% back-in option by the Licencee. The Company agreed to spend $500,000 on exploration of the property.

Pursuant to a letter agreement dated May 22, 1996, the Company acquired the 40% back-in option on the Tafogo Property. As consideration, the Company issued 100,000 common shares to the licencee. The property is subject to a carried 10% interest in any future mining development by the Government of Burkina Faso.

During the year ended August 31, 2001, the cost of this property and related deferred exploration expenses were written down to a nominal value of $1 each.

5. AMOUNTS DUE TO RELATED PARTIES / RELATED PARTY TRANSACTIONS

Related parties are comprised of corporate directors and/or their relations and private corporations or other entities controlled by directors. The amounts due include loans and/or cash advances made to the Company, expenses incurred on behalf of the Company, unpaid management and administrative service fees and accrued interest as follows:

	2002	2001
Loans and cash advances	$ 80.500	$ 80,500
Corporate expenses	88.291	117,410
Management and administrative service fees	110,000	236,000
Accrued interest	90,974	70,987
	$ 369,765	$ 504,897

5. AMOUNTS DUE TO RELATED PARTIES / RELATED PARTY TRANSACTIONS (Cont'd)

All amounts due to related parties are unsecured and without specified terms of repayment. Interest is accrued on outstanding amounts generally at the rate of 10% per annum compounded monthly, with the exception of an amount of $30,230 (2001 - $47,719) which bears interest at the rate of 18% per annum, also compounded monthly.

During the year, the Company accrued $30,000 (2001 - $30,000) to a director for management services.

During the year, the Company accrued $30,000 (2001 - $30,000) to a director for office rent and administrative services.

During the year, the Company accrued $40,086 (2001 - $43,228) interest on loans and cash advances and other amounts due to a director, a related person and to corporations or other entities controlled by that director.

During the year, an accrual of $10,996 (2001 - $4,810) was recorded in the accounts for travelling expenses incurred on behalf of the Company by a director.

During the year, the Company accrued $5,085 (2001 - $11,432) for accounting and secretarial services provided to the Company by a corporation controlled by a director.

6. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid

	Price	Number of Shares	Amount
Balance, August 31, 2001		8,792,645	$ 2,374,701
Issued in settlement of accounts payable	$0.10	510,947	51,095
Issued in partial settlement of amounts due to related parties	$0.10	2,620,435	262,043
Balance, August 31, 2002		11,924,027	$ 2,687,839

6. SHARE CAPITAL (Cont'd)

c) Shares Held in Escrow

As at August 31, 2002, 46,875 (2001 - 46,875) shares of the Company's capital stock are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

d) Stock Options

As at August 31, 2002, the following directors' and employee stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
250,000	$ 0.15	March 18, 2003

7. LOSSES CARRIED FORWARD

The Company has approximately $1,109,000 (2001 - $1,125,000) in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
2003	$ 214,000
2004	217,000
2005	149,000
2006	117,000
2007	137,000
2008	155,000
2009	120,000
	$ 1,109,000

In addition, the Company has Canadian exploration and development expenditures approximating $1,415,000 which are available to reduce future taxable income. No recognition has been given in the accounts to the potential future benefits that may arise on utilization of these tax losses and expenditures as the realization thereof is considered to be doubtful in nature..

FORM 51-901F

Quarterly Report

Incorporated as part of:	______Schedule A
	__X__Schedules B & C
	(place an X in appropriate category)

ISSUER DETAILS:

Name of Issuer:	**Challenger Minerals Ltd.**
Issuer Address:	100 - 1009 Expo Boulevard Vancouver, B.C. V6Z 2V9
Contact Person:	Mr. Robert T. Paterson
Contact's Position:	Secretary/Director
Contact Telephone Number:	(604) 681-5720
For Quarter Ended:	August 31, 2002
Date of Report:	December 17, 2003

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gary F. Oakley	*"Gary F. Oakley"*	**03/12/17**
NAME OF DIRECTOR	*SIGN (TYPED)*	**DATE SIGNED (YY/MM/DD)**
Robert T. Paterson	**"Robert T. Paterson"**	**03/12/17**
NAME OF DIRECTOR	*SIGN (TYPED)*	**DATE SIGNED (YY/MM/DD)**

(Signatures for this form should be entered in typed form)

CHALLENGER MINERALS LTD.

FOURTH QUARTERLY REPORT FOR THE PERIOD

June 1 - August 31, 2002

SCHEDULE "B" - SUPPLEMENTARY INFORMATION

1. **Analysis of expenses and deferred costs for the current fiscal year to date:**

   a) See breakdown of expenses and deferred costs on the Company's audited Financial Statements dated August 31, 2002, attached hereto as Schedule "A".

   b) As detailed in the Company's audited Financial Statements for the period ending August 31, 2002, attached hereto as Schedule "A", during the current year to date, the Company accrued expenses totalling $137,359 (2001: $154,018) for management fees, administrative, accounting and audit, courier and postage expenses, costs, telephone service, travel expenses, and office space rent payable.

   Loans totalling $80,500 (2001 $80,500) are presently owing to either a Director of the Company or to private companies owned by that Director.

2. **Related party transactions for the current fiscal year to date:**

   a) The Company's related party transactions for the current fiscal year to date are detailed in the Company's audited Financial Statements for the periods ending August 31, 2002, attached hereto as Schedule "A".

3. **Summary of securities issued and options granted for the period under review:**

   (a) **Securities Issued:**

Date	Type of Security	Type of Issue	Number Issued	Price	Total Proceeds	Type of Consideration	Commission Paid
Dec. 7, 2001	Common	Debt Settle	3,131,382	$0.10	$313,138	Deemed	Nil

   (b) **Options Granted:**

Date of Grant	Name	Number Granted	Exercise Price	Expiry Date

   No options were granted during the fiscal year ending August 31, 2002.

4. **Summary of securities as at the end of the reporting period:**

   a) Particulars of authorized capital and summary of shares issued and outstanding:

Class	Par Value	Authorized Capital	Shares/ Issued	Issued Amount	Escrow Shares
Common	NPV	100,000,000	11,924,027	$2,687,839	46,875

   b) Summary of options, warrants and convertible securities outstanding including number or amount, exercise or conversion price and expiry date:

Class	Warrants/Options Issued	Exercise/Conversion Price	Expiry Dates
Options	250,000	$0.15	March 18, 2003

5. **List of directors & Officers at date report is signed:**

   a) Gary F. Oakley, President and Director, John D. Harvey, Director, Guay Keow Lee, Director, Robert T. Paterson, Secretary and Director.

CHALLENGER MINERALS LTD.

FOURTH QUARTERLY REPORT FOR THE PERIOD

June 1 - August 31, 2002

SCHEDULE "C" - MANAGEMENT DISCUSSION

1. DESCRIPTION OF BUSINESS

The Company is an exploration stage company engaged principally in the acquisition, exploration and development of its mineral properties. The Company did not undertake any exploration work on mineral properties during the fiscal year ending August 31, 2002.

On January 28, 2002, the British Columbia Securities Commission issued a Cease Trade Order against trading in the Company's securities. Concurrently, the TSX Venture Exchange suspended trading of the Company's common shares on the Exchange.

2. USE OF PROCEEDS

During the current year-to-date, there has been no material variance in the intended "use of proceeds" as previously disclosed in any previously disseminated offering documents or documents compared to the Company's actual expenditures relative to the total funds actually raised.

3. RELATED PARTY TRANSACTIONS

The Company's Related Party Transactions for the period ending August 31, 2002, are detailed in the Company's audited Financial Statements dated August 31, 2002, attached hereto as Schedule "A".

4. INVESTOR RELATIONS ACTIVITIES

During the period ending August 31, 2002, the Company did not have any expenses for investor relations.

5. SIGNIFICANT EVENTS & TRANSACTIONS

Acquisitions & Dispositions

a) The Company did not make any significant acquisitions during the year ending August 31, 2002.

Exploration Activities

The Company did not incur any exploration expenditures during the year ending August 31, 2002.

Working Capital

During the fiscal year ended August 31, 2002, the Company did not undertake any financing activities. Operating expenses during the year ending August 31, 2002 were comprised of amounts advanced by directors of the Company and/or amounts accrued thereto.

Material Expenditures

The Company's audited Financial Statements dated August 31, 2002, and attached hereto as Schedule "A" provide a breakdown by major category for expenditures incurred during the period ending August 31, 2002. Other than those expenditures, there were no additional significant or material expenditure transactions during the year-to-date since August 31, 2002.

FOUR WAYS TO VOTE

In addition to voting by mail or by fax, **REGISTERED HOLDERS CAN VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK.** With your proxy form in hand, our time-saving automated services will prompt you to enter your ID and Code numbers and then guide you through the voting process. (Your ID and Code numbers should be located below your name and address on the proxy. If they are not on the proxy, they will be printed on the back of this flyer.) The system enables you to revote at a later time if you wish to change your vote prior to the cut-off time for submitting your proxy.

If your name, address and codes are not printed on the enclosed form of proxy or on the back of this flyer, your shares are held beneficially for you by your brokerage firm or other financial institution, and this flyer has been sent to you in error. Such security owners are unfortunately unable to use the voting options described herein.

INTERNET VOTING

PCTC Website: http://www.pctc.com/pctcportal/webvote/login.aspx

If you would like to receive notice of and access to Issuers' material over the Internet in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING

1 888 TEL VOTE (1 888 835 8683)

PLEASE NOTE:
A proxyholder that is not a management proxyholder (ie: named in the instrument of proxy) cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street 10th Floor Vancouver BC V6C 3B8

RETURN YOUR PROXY BY FAX

604 689 8144

CHALLENGER MINERALS LTD.
(the "Company")

04 JAN -2 AM 7:21

SUPPLEMENTARY MAILING LIST REQUEST FORM

FOR REGISTERED/NON-REGISTERED SHAREHOLDERS

TO SHAREHOLDERS of the Company:

If you own shares of the Company that are held by and registered in the name of your bank, broker, trust company, et cetera, and you do not receive interim financial statements, this situation can be remedied by adding your name and address to the Company's supplementary mail list. Should you be interested in receiving these financial statements, please complete this form and return to the below address.

CHALLENGER MINERALS LTD.
Ste. 100 - 1009 Expo Boulevard,
Vancouver, B.C. V6Z 2V9

To: **CHALLENGER MINERALS LTD.**

As an owner of shares of the Company, I request that my name and address be placed on your supplementary mail list to receive interim financial statements.

Name ______________________________

Address ______________________________

City ____________________ Province ______

Country ______________________________

Postal Code ______________________________

Date ______________________________

Signature ______________________________

INSTRUMENT OF PROXY

SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CHALLENGER MINERALS LTD. (the "Meeting")

TO BE HELD AT: **Ste. 100 - 1009 Expo Boulevard,**

Vancouver, British Columbia, Canada V6Z 2V9

ON: **Tuesday, January 13, 2004 at 10:00 A.M. (P.S.T.)**

The undersigned Member ("Registered Shareholder") of the Company hereby appoints Gary F. Oakley, a director of the Company, or failing this person, Robert T. Paterson, a director of the Company, or in the place of the foregoing ______________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said meeting or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said meeting.

REGISTERED HOLDER SIGN HERE:

____

DATE SIGNED: ______________________, ________.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FILE #82-3666
WASHINGTON DC 20549
USA

1

356

SEC MAIL RECEIVED PROCESSING
DEC 29 2003
158
WASH., D.C. SECTION

NOTE: THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular

		For	Against	Withhold
1	To receive the Financial Statements & Auditors Report thereon for the years ended August 31, 2002 and 2003		N/A	
2	To approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company since the last Annual General Meeting of the Company held January 11, 2002			N/A
3	To approve a motion to appoint Rutherford and Company, Chartered Accountants, as Auditors of the Company		N/A	
4	To authorize the directors to fix the Auditors' remuneration			N/A
5	To set number of directors for the ensuing year at three (3)			N/A
6	To approve a motion giving the directors authority to appoint up to two (2) additional directors for the ensuing year			N/A
7	To elect as a Director: Gary F. Oakley		N/A	
8	To elect as a Director: Robert T. Paterson		N/A	
9	To elect as a Director: Marvin A. Mitchell		N/A	
10	To approve of incentive stock options in the form of and implementation of a Stock Option Plan ("SOP") for the Company and to approve the aggregate number of common shares issuable pursuant to the SOP to be a maximum of 10% of the issued and outstanding share capital of the Company			N/A
11	To approve a resolution for advance shareholder approval for issuance of shares in excess of 20% of the Company's issued capital			N/A
12	To approve a Special Resolution to consolidate the Company's authorized capital			N/A
13	To approve a Special Resolution to increase the authorized capital of the Company following share			N/A
14	To approve a Special Resolution to change the Company's name following share consolidation			N/A
15	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions	N/A		

04 JAN -2 AM 7:21

CHALLENGER MINERALS LTD.
NOTES TO THE INSTRUMENT OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy (Instrument of Proxy) <u>**must be signed by you the Registered Shareholder**</u>, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and *if executed by an attorney, officer, or other duly appointed representative*, the original or anotarial copy of the instrument so empowering such person, or such documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. <u>**If this Instrument of Proxy is not dated**</u> in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. **A Registered Shareholder who wishes to attend the meeting and vote on the resolutions in person**, may simply register with the scrutineer before the Meeting begins.

5. **A Registered Shareholder who is <u>not able to attend</u> the Meeting but wishes to vote on the resolutions** may do the following:

   a) **appoint one of the management proxyholders** named on the Instrument of Proxy, by leaving the wording appointing a nominee as shown (i.e., do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote.

   OR

   b) appoint another proxyholder who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions by striking out the management proxyholder name or names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If the Registered Shareholder has submitted an Instrument of Proxy, **the Registered Shareholder may still attend the meeting and vote in person**. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, ting instructions *must be* ***DEPOSITED*** at the office of **"PACIFIC CORPORATE TRUST COMPANY"** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or adjournment thereof

The mailing address of Pacific Corporate Trust Company is Tenth Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144

Telephone voting can be completed at 1-888-TEL-VOTE (1-888-835-8683) and Internet voting at <u>http://www.stocktronics.com/webvote</u>